Exhibit 99.1

Borr Drilling Limited Announces Trading Update, Including Key First Quarter 2020 Financial Information

Hamilton, Bermuda, May 20, 2020: Borr Drilling Limited (“Borr”, “Borr Drilling”, “we” or the “Company”) (NYSE: BORR, OSE: BDRILL) announces a trading update, including a limited financial analysis of the three months ended March 31, 2020.

This trading update given today is in lieu of the Company’s usual quarterly report and includes the Company’s Statement of Operations and a Balance Sheet for the first quarter 2020 as an appendix prepared in accordance with US GAAP.

The Chairman of the Board, Paal Kibsgaard, commented:

“I am pleased with the first quarter financial results, where we in spite of operational challenges linked to COVID-19, saw a sequential increase in operating revenues of 12% to $104.1 million, and Adjusted EBITDA reaching $25.4 million, an increase of $23.6 million compared to the fourth quarter 2019.

The first quarter financial performance was driven by “Saga”, “Idun” and “Prospector 1”, all generating revenue for a full three months, and by lower operating expenses, as our rig activation program continued to wind down, as well as lower G&A costs compared to the fourth quarter 2019.

In response to the COVID-19 pandemic, the Company has taken a range of operational and business continuity measures to protect the health and safety of our people, both onshore and offshore, and also to ensure that we can continue to serve our customers. With the weaker short-term outlook for oil prices and offshore activity, we have also implemented a company-wide cost reduction plan, to reduce annual operating and G&A expenses by a further $35 million.

The Company continues to work on improving cashflow and strengthening the balance sheet through tight control of both operating expenses and working capital. With 6 newly activated rigs unemployed due to reduced offshore activity, the liquidity required for rig classification and mobilization to secure new contracts is expected to be minimal.

The Company has, as a result of the weakened market, actively entered into discussions with the shipyards and creditors to create a liquidity runway until 2022 even in an unlikely low scenario without any further contracts. These discussions are showing material progress, and the board expects the process to be finalized in the near-term.

In April, the Company sold the “B152” and “Dhabi II” rigs for total proceeds of $15.8 million, and Borr continues to be involved in other tender processes which might lead to sale of some modern assets.

Looking at the total jack-up market, the number of contracted units have decreased from 387 to 371 units in the last 2 months, as a result of the COVID-19 pandemic, and we expect this number to reduce further. However, as global oil demand is anticipated to rebound in the coming year, we expect that some of the supply reductions and shut-ins will be slower to recover. This could lead to the development of a more constructive oil market over the course of 2021, and a subsequent improvement in offshore drilling.”

Highlights in the first quarter 2020

In $ million	Q1 - 2020	Q4 - 2019	FY 2019
Total operating revenues	104.1	92.9	334.1
Adjusted EBITDA	25.4	1.8	(2.6)
Operating loss	(26.8)	(30.2)	(150.7)
Net income/(loss)	(87.0)	(60.3)	(299.1)

●	Operating revenues increased by 12% quarter on quarter to $104.1 million

●	Adjusted EBITDA in the first quarter 2020 of $25.4 million, an increase of $23.6 million over Q4 2019

●
The results from the Company’s integrated service operation in Mexico has improved significantly through increased efficiency. The operation is showing strong results adjusted for the start-up costs and is confirming Borr’s capabilities.

●
The improvement in Mexican operations includes a reversal of $18.3 million from the geological event in fourth quarter 2019 which has now been booked as revenue and collected from Pemex. This has led to a positive adjustment of the Q4 numbers.

●
As a function of the weaker market, the Company has thoroughly reviewed its cost structure. Actions have already been implemented to reduce the annual run-rate of overall operational cost and G&A with $35 million compared to the Company’s original budget.

Subsequent events

●	Borr continue to be involved in tender processes which might lead to sale of certain modern assets, with the target to further strengthen the liquidity position.

●
The Company has sold “B152” and “Dhabi II” with associated backlog for total proceeds of $15.8 million in April, resulting in an estimated accounting gain of $11.8 million, which will be recorded in the second quarter 2020.

●	In May, the Company took delivery of 4.26 million Valaris shares under its forward contracts and subsequently sold 1.7 million of the shares in line with its previously communicated strategy.

●
On May 19, 2020, we signed an agreement to sell the “MSS1” for recycling for proceeds of $2.2 million. The book value of the rig was impaired down to its sale value at the end of the first quarter 2020, and the rig was classified as held for sale. The sale is expected to close in the second quarter 2020.

●
Borr has, in response to the weakening market, taken an active approach to enter into discussions with its lenders and shipyards with the target to lower the Company’s cash break even rates for the next two years and thereby significantly strengthen the Company’s liquidity situation. The lenders and shipyards recognise the current challenging environment. Significant progress has been made based on a proposed arrangement with lenders including shipyards which includes postponement of certain yard commitments, adjustment in covenants and reduced amortisation as well as deferring cash interest payments. Management believes that such a solution, if concluded, will give the Company a runway for the next two years even in the unlikely scenario where no new contracts are obtained or renewed. At the end of the first quarter of 2020 and into the second quarter 2020, the Company also received certain waivers from its lenders, including a waiver of its minimum free liquidity threshold as well as interest payment deferrals.

Summary Financial Information

Consolidated Statements of Operations (Financial Performance & Operating Results)

Summary of financial data, in $ million	Q1 - 2020	Q4 - 2019
Total operating revenues	104.1	92.9
Rig operating and maintenance expenses	(70.4)	(81.6)
General and administrative expenses	(10.0)	(15.4)
Operating loss	(26.8)	(30.2)
Loss from Equity method investments	(2.8)	(7.4)
Total financial income (expenses)	(51.2)	(18.0)
Net loss	(87.0)	(60.3)

The business has largely performed in line with expectations in Q1 2020, with earnings growth driven by the deployment of “Saga”, and “Idun” and “Prospector 1” earning for a full three months. Operating expenses have decreased primarily due to “Odin” now being employed in our joint venture, as well as less reactivation costs affecting the income statement. The results have been impacted by delayed start-up of contracts in Mexico, where Borr carries the full operating cost until commencement. As of today, four of the rigs have commenced operation, and the last rig “Njord” is expected to commence operations shortly.

Set forth below is a reconciliation of Net Loss to Adjusted Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”) for the periods presented

(in $ millions)	Q1-2020	Q4-2019
Net loss	(87.0)	(60.3)
Depreciation of non-current assets	32.4	27.1
Impairment of non-current assets	18.4	-
Amortisation of contract backlog	-	1.6
Loss from equity investment	2.8	7.4
Financial (income) expense	51.2	18.0
Income tax expense	6.2	4.7
Amortised mobilisation cost	4.5	5.8
Amortised mobilisation revenue	(3.1)	(2.5)
Adjusted EBITDA *	25.4	1.8

Mexican Operational Results on a 100% basis – The Company reports a 49% Equity Method Interest

In $ million	Q1-2020		Q4-2019
Mexico Joint Venture EBITDA	Drilling	IWS	Drilling	IWS
Net income (loss)	(0.5)	(5.3)	3.3	(18.5)
Total financial income (expenses)	0.1	2.0	(0.2)	0.4
Income tax expense	0.2	0.0	1.5	0.6
Amortised mobilisation cost	2.8	(0.9)	5.3	0.7
Amortised mobilisation revenue	(0.7)	0.0	(0.7)	0.0
Adjusted EBITDA *	1.9	(4.2)	9.2	(16.8)

In the table above we have labelled our Mexican joint venture companies as either Drilling or IWS, depending on whether they provide drilling or integrated well services.

As a result of being able to invoice most of the revenue associated with the unplanned geological event experienced in the fourth quarter 2019, our IWS joint venture has subsequently recorded and collected $18.3 million of incremental revenue in the fourth quarter 2019. Previously, the Company had not recorded that revenue. The Drilling results are largely in line with expectations. The IWS results are composed of underlying operational profit of $2.6 million, driven by improved integrated service execution, offset by corporate start-up costs for the increase of the fleet from two to five rigs of $6.8 million.

* Note - The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, amortization of contract backlog, loss from equity method investments, total financial (income) expense net, income tax expense and amortisation of deferred mobilisation costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance.

The IWS company in Mexico has also been successful in establishing a factoring agreement, which we believe will improve the timing of receipt of cash payments with attractive terms. We currently have four rigs operating through our joint venture in Mexico, with a fifth rig being deployed shortly.

The Board is pleased with the operational performance in Mexico. After some initial start-up challenges the operation continues to improve, verified by the fact that wells completed in the recent months have been 20-30% ahead of the estimated schedule. This confirms Borr’s ability to act as an integrated drilling service provider. Combined with a modern and efficient fleet, this knowledge is expected to differentiate us materially from other drilling providers and give us a competitive edge going forward.

Fleet development Operations and Contracts

As of May 20, 2020	Total	Operating / Committed	Available	Cold Stack	Under Construction
Modern Jack-Ups	30	12	11	2	5
Standard Jack-Ups	1	0	0	1†	0
Total Jack-Ups	31	12	11	3	5
Semi - Submersible	0	0	0	0	0
Total Fleet	31	12	11	3	5

# rigs	Activated/ Under activation	Yet to be activated	Under construction	Sum
Modern jack-ups	18	5	5	28

The technical utilisation for the fleet was 99.7% in the first quarter of 2020. The economic utilisation in the first quarter 2020 was 97.5%.

Our order backlog as of May 20, 2020, totalled approximately $395 million.

In April 2020, the Company was awarded two contracts in Malaysia for 365 days and 200 days respectively for the rigs “Saga” and “Gunnlod”, expected to commence in Q3 2020. The contracts were awarded after the oil price collapse, and total backlog for the rigs is expected to be $57 million including mobilisation.

On April 30, 2020, we sold “B152” and “Dhabi II” with associated backlog for total proceeds of $15.8 million in April, resulting in an estimated recordable gain of $11.8 million, which will be recorded in the second quarter 2020.

On May 19, 2020, we entered into an agreement to sell the semi-submersible MSS1, built in 1981, for recycling. The sale is expected to bring in total proceeds of $2.2 million, and we recorded an impairment charge of $18.4 million in the first quarter 2020.

The Company received notices of early suspension of contracts from Exxon Mobil for the rigs “Gerd” and “Groa”, which were working in Nigeria under contracts originally committed until April 2021 and May 2021, respectively. The rigs will be suspended from the original contract with the possibility to return to operations. The rigs discontinued operations in May 2020, however they will receive dayrate payments for the period until mid-September 2020, and we expect to reach an agreement to receive this as an upfront lump-sum payment shortly. The Company expects to export the rigs from Nigeria in May/June 2020, and it is estimated that approximately $30 million in import guarantees will be released, freeing up commitments from financing banks.

“Mist” has received a notice of termination of its contract from the independent Australian oil company Roc Oil for work in Malaysia, which had estimated start up in May 2020 for estimated duration of 210 days.

For more details about the contract status of the Company, please be referred to the Company’s fleet status report dated May 20, 2020.

† Incl. Eir, which is under sales agreement, expected to be concluded in 2020, subject to conditions

Preparation of Financial Information
As noted earlier in this report, the Company has not prepared its traditional quarterly report, nor has it yet filed its audited Annual Report on Form 20-F for 2019, as allowable under COVID-19 related exemptions in Norway and the US. In addition, the financial data included in this press release has been prepared by, and is the responsibility of, Borr Drilling Limited’s management.  PricewaterhouseCoopers LLP, the Company’s incumbent Auditor, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Forward looking statements
This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions and include expectations regarding industry trends including offshore activity levels and outlook for oil prices and demand, expected impact of cost savings initiatives including improvements to cashflow and balance sheet strengthening measures, liquidity expectations, expectations as to global jack-up rig count, contract backlog, rig sales, commencement of rig operations, discontinuation of rig operations, discussions with shipyards and creditors regarding waivers and amendments to our loan facility including the expected terms of those amendments and expected benefits to the Company and status of such discussions and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. In addition to the important factors and matters discussed elsewhere in this report, important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements include risks relating to the amendments we are discussing with lenders and shipyards, including the risk that we may not be able to agree such terms with such parties or if we do agree such terms such parties may not obtain necessary board/credit committee approvals necessary for such amendments, risks relating to executing definitive documentation for such amendments if agreed, risks relating to our debt instruments including risks relating to our ability to comply with covenants and the risk of cross defaults, risks relating to our liquidity including the risk that we may have insufficient liquidity be able to fund operations, we may be unable to raise necessary funds through issuance of additional debt or equity and may have to delay or cancel discretionary capital expenditures, we may be unable to obtain extension or additional waivers or unable to meet our obligations under our debt instruments or waiver conditions resulting in cross defaults and that we may be delisted from the New York Stock Exchange as well as those in our most recent annual report and in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 under the ticker BDRILL and New York Stock Exchange from July 31, 2019 under the ticker BORR. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

May 20, 2020
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to Magnus Vaaler: VP Investor Relations and Treasury, +47 22 48 30 00
Financial statements included in appendix:

Borr Drilling Limited Unaudited Consolidated Financial Statements Unaudited Condensed Consolidated Statement of Operations (In $ millions except per share data)

	3 months to March 31, 2020	3 months to March 31, 2019	12 months to December 31, 2019
Operating revenues
Dayrate revenues	93.3	51.9	327.6
Related party revenues	10.8	-	6.5
Total operating revenues	104.1	51.9	334.1

Gain on disposals	0.3	-	6.4

Operating expenses
Rig operating and maintenance expenses	(70.4)	(57.1)	(307.9)
Depreciation of non-current assets	(32.4)	(23.9)	(101.4)
Impairment of non-current assets	(18.4)	(11.4)	(11.4)
Amortisation of acquired contract backlog	-	(7.4)	(20.2)
General and administrative expenses	(10.0)	(10.1)	(50.4)
Total operating expenses	(131.2)	(109.9)	(491.2)

Operating loss	(26.8)	(58.9)	(150.7)

Loss from equity method investments	(2.8)	-	(9.0)

Financial income (expenses), net
Interest income	0.2	0.3	1.5
Interest expense	(21.6)	(13.0)	(70.4)
Other financial income (expenses), net	(29.8)	14.5	(59.2)
Total financial expenses, net	(51.2)	1.8	(128.1)

Loss before income taxes	(80.8)	(56.2)	(287.9)
Income tax expense	(6.2)	(0.2)	(11.2)
Net loss	(87.0)	(56.4)	(299.1)
Net loss attributable to non-controlling interests	-	(1.5)	(1.5)
Net loss attributable to shareholders of Borr Drilling Limited	(87.0)	(54.9)	(297.6)

Basic loss per share	(0.79)	(0.52)	(2.78)
Diluted loss per share	(0.79)	(0.52)	(2.78)
Weighted-average shares outstanding	110,818,351	105,068,351	107,478,625

Condensed Consolidated Statement of Comprehensive Income (Loss)
Net Loss after income taxes	(87.0)	(56.4)	(299.1)
Unrealised gain (loss) from marketable securities	-	(7.3)	(6.4)
Unrealized loss from marketable securities reclassified to Statement of Operations	-	-	12.0
Other comprehensive gain (loss)	-	(7.3)	5.6
Total comprehensive loss	(87.0)	(63.7)	(293.5)

Comprehensive loss for the period attributable to
Shareholders of Borr Drilling Limited	(87.0)	(62.2)	(292.0)
Non-controlling interests	-	(1.5)	(1.5)
Total comprehensive loss	(87.0)	(110.1)	(293.5)

Borr Drilling Limited Unaudited Consolidated Financial Statements Unaudited Condensed Consolidated Balance Sheets (In $ millions except per share data)

	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	13.2	59.1
Restricted cash	93.8	69.4
Trade receivables	45.7	40.2
Jack-up drilling rigs held for sale	8.5	3.0
Prepaid expenses	9.0	8.1
Deferred mobilization and contract preparation cost	22.3	19.3
Accrued revenue	32.7	31.7
Tax retentions receivable	11.6	11.6
Due from related parties	17.8	8.6
Other current assets	21.7	26.9
Total current assets	276.3	277.9

Non-current assets
Property, Plant and Equipment	6.7	7.3
Jack-up rigs	2,793.1	2,683.3
Newbuildings	201.4	261.4
Deferred mobilization and contract preparation cost	0.5	3.5
Equity method investments	39.9	31.4
Other long-term assets	11.2	15.2
Total non-current assets	3,052.8	3,002.1
Total assets	3,329,1	3,280.0

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payables	29.4	14.1
Amounts due to related parties	0.2	0.4
Unrealized loss on forward contracts	91.1	64.3
Accrued expenses	59.9	62.1
Onerous contracts	16.8	71.3
Other current liabilities	34.5	37.5
Total current liabilities	231.9	249.7

Non-Current liabilities
Long-term debt	1,808.8	1,709.8
Other liabilities	21.4	22.7
Liabilities from equity method investments	6.2	3.7
Onerous contracts	54.5	-
Total non-current liabilities	1,890.9	1,736.2
Total liabilities	2,122.8	1,985.9
Stockholders’ Equity
Common shares of par value $0.05 per share: authorized 137,500,000 (2019: 137,500,000) shares, issued 112,278,065 (2019: 112,278,065) shares and outstanding 110,818,351 (2019: 110,818,351) shares at March 31, 2020	5.6	5.6
Additional paid in capital	1,891.8	1,891.2
Treasury shares	(26.2)	(26.2)
Accumulated deficit	(664.9)	(576.7)
Equity attributable to the Company	1,206.3	1,293.9
Non-controlling interest	0.0	0.2
Total equity	1,206.3	1,294.1
Total liabilities and equity	3,329.1	3,280.0